

October 15, 2009

<u>Via U.S. Mail and Fax (416) 203-0099</u>
Mr. Hemdat Sawh
Chief Financial Officer
Crystallex International Corporation
18 King Street East, Suite 1210
Toronto, Ontario
Canada M5C 1C4

      Re: Crystallex International Corporation
               Form 40-F for the Fiscal Year Ended December 31, 2007
               Filed April 1, 2008

               Form 40-F for the Fiscal Year Ended December 31, 2008
               Filed March 31, 2009

               File No. 1-14620

Dear Mr. Sawh:

      We have completed our review of your Form 40-F and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        /s/ Brad Skinner for

                        Chris White
                        Branch Chief